UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2021

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 19, 2021, E-Home Household Service Holdings Limited (the “Company”) issued a press release announcing that on October 18, 2021, the Company’s wholly owned subsidiary, E-Home Household Service Technology Co., Ltd., a limited liability company established under the laws of the PRC as a wholly foreign owned enterprise (“E-Home WFOE”) entered into an equity transfer agreement (the “Equity Transfer Agreement”) with each of two variable interest entities of the Company, Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (“E-Home Pingtan”) and Fuzhou Bangchang Technology Co. Ltd. (“Fuzhou Bangchang”) and their respective shareholders, pursuant to which, E-Home WFOE exercised the options to acquire all of the equity interests in each of E-Home Pingtan and Fuzhou Bangchang from their respective shareholders. Upon the closing of the transactions after the equity transfers have been registered with the local government authorities, the Company’s existing variable interest entity structure will be dissolved and each of E-Home Pingtan and Fuzhou Bangchang will become a wholly owned indirect subsidiary of the Company.

Copies of Form of Equity Transfer Agreement and the press release are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
99.1	Form of Equity Transfer Agreement, dated October 18, 2021
99.2	Press Release, dated October 19, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2021	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

3